Exhibit 21.1
SUBSIDIARIES OF THE REGISTRANT
1. Intevac Photonics, Inc.

2. Intevac Pacific Group Holdings Ltd. Pte — Singapore

3. Lotus Technologies, Inc. — Santa Clara, California

4. IRPC, Inc. — Santa Clara, California

5. Solar Implant Technologies, Inc. — California

6. Intevac Foreign Sales Corporation — Barbados

7. Intevac Asia Private Limited — Singapore

8. Intevac Malaysia Sdn Bhd — Malaysia

9. Intevac Limited — Hong Kong

10. Intevac (Shenzhen) Co. Ltd. — China

11. IVAC Co. Ltd. — Korea